August 18, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:         Healthy Fast Food, Inc.
Amendment No. 4 to
Registration Statement on Form S-1
Filed on July 14, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 5 to the registration statement on Form S-1 is being filed.  This Amendment contains updated financial information for the Company.

The comments of the Staff set forth in the letter dated July 29, 2010, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.	Please revise your cover page to include either bona fide prices or price ranges for each security offered.

Response:  The Company plans to insert a fixed price for the units in the final prospectus.  Please note that since the current market price is approximately $0.50 per share, it is likely that the units will be priced close to $0.50 per unit.  The Company has revised the Dilution

Amanda Ravitz
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
August 18, 2010

calculations, Use of Proceeds disclosure and Capitalization table to reflect an assumed price of $0.50 per unit.

2.	As a related matter please tell us why you have not included the undertaking related to Rule 430A of the Securities Act.

Response:  The undertakings required by Item 512(i) of Regulation S-K are now included in the registration statement.  See page II-5.

Prospectus Summary, page 4

3.	It is not clear to us how you plan to open four additional restaurants by “mid-2011” in addition to the 12 restaurants you plan to have opened by 2010. Please revise or advise.

Response:  The Company has revised the disclosure on page 4 and elsewhere in the prospectus to state that eight additional cafes will be opened by the end of 2011 – four cafés by the Phoenix area development agreement requirements and one in each of Monmouth County, New Jersey; Tucson, Arizona; Boise, Idaho; and Marietta, Georgia.

Management, page 34

4.	Please revise to clarify that the Management section reflects current management.

Response:  Complied. See page 35.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP